UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1215, FIYTA Technology Building

Gaoxin South, Road One

Nanshan District, Shenzhen 518000

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of New Chief Financial Officer

On November 11, 2022, Cheng Hock Phuah resigned from the Chief Financial Officer position of Mercurity Fintech Holding Inc. (the “Company”), effective on November 11, 2022. Mr. Phuah did not advise the Company of any disagreement with the Company on any matter relating to its operations, accounting policies, or practices.

On November 13, 2022, the Board of Directors (the “Board”) of the Company appointed Yukuan Zhang, currently serving as the Chief Accountant of the Company, as the new Chief Financial Officer to fill the vacancy created by Mr. Phuah’s resignation. There are no arrangements or understandings between Mr. Zhang and any other persons pursuant to which he was appointed as the Chief Financial Officer. There are no family relationships between Mr. Zhang and any director or executive officer of the Company, and Mr. Zhang has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Registration S-K.

Mr. Zhang, age 35, has more than 10 years of experience in audit, consulting, investment, financing, and enterprise management. In 2012, Mr. Zhang worked as a settlement specialist in the Settlement Management Center of Suning Group (SZ002024). From January 2013 to August 2013, Mr. Zhang worked at Shanghui Accounting Firm as an auditor. From October 2013 to August 2015, Mr. Zhang worked at Beijing Daotong Fangyuan Certified Public Accountants as a manager. From October 2015 to April 2019, Mr. Zhang worked at Beijing Xinghua Certified Public Accountants as a senior manager, responsible for audits of Chinese companies in various sectors, such as culture and media, manufacturing, internet, software services, tourism, real estate, education, and catering. From May 2019 to February 2020, Mr. Zhang served as a senior manager at Tianjiu Happiness Holding Group Co., Ltd., a business incubation group. From March 2020 to June 2021, Mr. Zhang served as the Chief Financial Officer at Beijing Swish Technology Co., Ltd., an internet e-commerce platform company. From July 2021 until November 13, 2022, Mr. Zhang served as the Chief Accountant of the Company. Mr. Zhang obtained a Bachelor’s degree in Management with a major in Accounting from Harbin University of Commerce. Mr. Zhang was certified as a Certified Public Accountant in China in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: November 17, 2022